Ungava Mines Inc.
(An Exploration Stage Company)

Consolidated Financial Statements
For the Three Months ended
February 29, 2008

These interim consolidated financial statements for Ungava Mines Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America

The most significant of these accounting principles are set out in the November 30, 2007 audited consolidated financial statements. These interim consolidated financial statements are presented on an accrual basis of accounting. A precise determination of many assets and liabilities is dependent upon future events and accordingly, estimates and approximations have been made using careful judgment. Management is satisfied that these interim consolidated financial statements have been fairly presented.

The auditors of Ungava Mines Inc. have not performed a review of these interim consolidated financial statements.

Ungava Mines Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(expressed in Canadian dollars)
February 29, 2008 and February 28, 2007

	2008	2007
Assets Current assets
Cash	$2,684	$-
Temporary investments	252,467
Other receivables	87,630	-
Loans receivable (Note 4)	88,000
Prepaid expenses	15,000	-
Total current assets	445,781	-
Mineral resource property (Note 5)	1	1
Total assets	$445,782	$1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$216,660	$-
Due to related company	1,885,004	1,324,834
Total current liabilities	2,101,664	1,324,834

Shareholders’ deficiency
Capital stock
Authorized
Unlimited common shares
Issued and outstanding
92,688,976 (2006 – 8,281,431) common shares (Note 6)	2,338,119	1,520,734
Additional paid-in capital	1,257,196	-
Deficit accumulated during the exploration stage	(5,251,197)	(2,845,567)
Total shareholders’ deficiency	(1,655,882)	(1,324,833)
Total liabilities and shareholders’ deficiency	$445,782	$1

The accompanying notes are an integral part of these consolidated financial statements.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
February 29, 2008 and February 28, 2007

	Three months ended February 29, 2008	Three months ended February 28, 2007
Professional fees	$210,114	$-
Office and general	41,310	-
Travel and entertainment	28,743	-
Consulting and management fees – related party (Note 9)	25,013	-
Consulting and management fees	14,662	-
Public company expenses	4,980
	324,822	-
Other income
Interest earned	2,412	-
Net loss for the period	(322,410)	-
Deficit, beginning of period	(4,928,787)	(2,845,567)
Deficit, end of period	$(5,251,197)	$(2,845,567)

Basic and diluted loss per share	$(0.01)	$-
Weighted average number of shares outstanding	92,688,976	8,281,431

Ungava Mines Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
February 29, 2008 and February 28, 2007

	Three months ended February 29, 2008	Three months ended February 28, 2007

Cash flow from operating activities
Net loss for the period	$(322,410)	$-
Net changes in non-cash working capital items:
Increase in receivables and prepaid expenses	(33,380)	-
Decrease in accounts payable and accruals	(123,990)	-
Cash used in operating activities	(479,780)	-

Cash flow from investing activities
Redemption of temporary investments	475,000	-
Cash from investing activities	475,000	-

Decrease in cash	(4,780)	-
Cash, beginning of period	7,464	-
Cash, end of period	$2,684	$-

Ungava Mines Inc.
(An Exploration Stage Company)
Consolidated Statement of Shareholders’ Deficiency
(expressed in Canadian dollars)
February 29, 2008 and February 28, 2007

	Number of Common Shares	Amount	Additional Paid-in Capital	Deficit Prior to Development Stage	Deficit During the Development Stage	Accumulated Other Comprehensive Income	Shareholders’ Deficiency

Balance, December 31, 2006	3,089,998	$15,112,687	$-	$(13,801,947)	$(1,807,965)	$(10,263)	$(507,488)
Other comprehensive loss	-	-	-	-	-	(179)	(179)
Shares issued for debt settlement	23,800,000	225,059	-	-	-	-	225,059
Share consolidation	(24,200,998)	-	-	-	-	-	-
Net loss for the period	-	-	-	-	(3,173)	-	(3,173)
Balance, August 22, 2007	2,689,000	15,337,746	-	(13,801,947)	(1,811,138)	(10,442)	(285,781)
Shares issued for cash consideration (Note 6)	14,131,638	1,000	-	-	-	-	1,000
Shares issued in exchange for shares of Ungava Mines Inc. (Note 6)	75,868,362	(12,992,179)	-	13,801,947	(1,034,429)	10,442	(214,219)
Net liabilities of Byron Americor Inc. on date of acquisition of Ungava Mines Inc.	-	(8,448)	-	-	-	-	(8,448)
Stock-based compensation (Note 8)	-	-	1,257,196	-	-	-	1,257,196
Fractional shares cancelled	(24)	-	-	-	-	-	-
Net loss for the year	-	-	-	-	(2,083,220)		(2,083,220)
Balance, November 30, 2007	92,688,976	2,338,119	1,257,196	-	(4,928,787)	-	(1,333,472)
Net loss for the three months ended February 29, 2008	-	-	-	-	(322,410)	-	(322,410)
Balance, February 29, 2008	92,688,976	$2,338,119	$1,257,196	$-	$(5,251,1197)	$-	$(1,655,882)

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
February 29, 2008 and February 28, 2007

1.     Corporate Organization
a)
Ungava Mines Inc. (“the Company” or “Mines”) was incorporated in February 2007 as a wholly owned subsidiary of Nearctic Nickel Mines Inc. (“NNMI”). In March 2007, NNMI transferred its wholly-owned Quebec subsidiary, Ungava Mineral Exploration Inc. (“UMEI”), to Mines on a tax-free rollover basis. UMEI owns the interest in the mineral resource property described in Note 5. As part of the consideration, Mines agreed to pay $500,000 to NNMI and assume all future costs of the litigation related to the mineral property. It was also agreed that NNMI has a half interest in any amounts recovered in certain pending litigation in Ontario.

b)
On August 22, 2007, through a series of transactions, NNMI acquired control of Byron, an Ontario company whose common shares trade on the NASDAQ OTC BB market (UGVMF). In one transaction NNMI acquired 14,131,638 Byron common shares for consideration of $1,000. In another transaction, NNMI transferred to Byron all the outstanding shares and share purchase warrants of Mines and 5,000,000 NNMI share purchase warrants exercisable at $0.75 per share for five years, in exchange for 75,868,362 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years. After the transaction, 92,688,976 common shares of Byron were outstanding of which 90,000,000 were held by NNMI. Byron had been a shell company with nominal assets and limited liabilities.

c)	By Articles of Amalgamation, effective September 21, 2007, Byron and Mines amalgamated and continues under the name Ungava Mines Inc.

The transaction is a capital transaction in substance and therefore has been accounted for as a recapitalization of Byron. Accordingly, because Mines is deemed to be the purchaser for accounting purposes, these consolidated financial statements are presented as a continuation of Mines and its subsidiary UMEI and include the results of operations of Mines and its subsidiary UMEI since inception.

2.    Nature of Operations and Going Concern
The Company has an interest in a mineral property as described in Note 5. The property is the subject of a purported Bankable Feasibility Study (“BFS”) which was issued in June 2007 by Canadian Royalties Inc. (“Canadian”). While the BFS indicates that a mine may be established on the mineral property, the continued operations of the Company and the recoverability of the amount shown for the mineral resource property are dependent upon the activities of Canadian, confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary ongoing financing and upon future profitable production from the mineral property, or alternatively upon the Company's ability to dispose of its interest on an advantageous basis.  The Company has not earned any revenue from extraction activities to date and is therefore considered to be in the exploration stage.

These consolidated financial statements have been prepared according to accounting principles generally accepted in the United States of America applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has suffered recurring losses from operations that raise doubt about its ability to continue as a going concern. The continuing operations of the Company are dependent upon its ability to obtain the necessary financing to maintain and enhance its resource properties and to meet ongoing administration expenses and related liabilities as they fall due.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
February 29, 2008 and February 28, 2007

3.    Summary of Significant Accounting Policies
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles accepted in the United States of America.  The consolidated financial statements, in management’s opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Development stage company
The Company is a development stage company as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”.

Principles of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Ungava Minerals Exploration Inc.  All significant inter-company accounts and balances have been eliminated.

Cash and cash equivalents
Cash is comprised of cash on hand.  Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. To limit its credit risk exposure in excess of insured amounts, the Company places its deposits with financial institutions with high credit standing.

Temporary investments
Temporary investments are classified as “available for sale” and recorded at fair value.  Realized gains and losses are reported in earnings of the period while any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized.

Mineral resource properties
The Company expenses acquisition and exploration costs of mineral properties as incurred relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

Environmental expenditures and asset retirement obligations
The business conducted by the Company may be affected by environmental legislation and possible future changes thereto, the impact of which is not predictable.  Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made.  If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability is recognized when a reasonable estimate of fair value can be made.

The Company has determined that there are no asset retirement obligations, nor any other environmental obligations associated with respect to its mineral properties, and therefore no liability has been recognized in these consolidated financial statements.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
February 29, 2008 and February 28, 2007

3.    Summary of Significant Accounting Policies (continued)

Use of estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses.  Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements.  Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising and marketing
Advertising and marketing costs are expensed in the period incurred.

Basic and diluted loss per share
The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. Basic and diluted EPS is computed using the weighted average number of common shares outstanding.  Diluted EPS and the weighted average number of common shares exclude all dilutive potential shares since their effect is anti dilutive.

Fair value of financial instruments
The carrying value of the Company’s cash, temporary investments, loans and other receivables and accounts payable and accrued liabilities approximates fair value due to the short-term maturity of the instruments.  The fair values of the amounts due to and from related parties are not determinable due to the related party nature of these amounts.

Comprehensive income (loss)
The Company has no items of other comprehensive income (loss) for the three month period ended February 29, 2008.

4.    Loan Receivable
This amount represents the balance of a loan issued to 1645194 Ontario Inc. (“1645194”), a related party of the Company. This amount is to be repaid through services provided by 1645194 in the 12 months commencing January 1, 2008. 1645194 is controlled by the spouse of the President and former director of the Company.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
February 29, 2008 and February 28, 2007

5.    Mining Properties and Exploration Costs
Pursuant to an Agreement dated January 20, 1995, the Company acquired a 100% working interest in mineral rights to approximately 170 square kilometers of land located in the Ungava area of Ruperts Land, Quebec (the "Property"), subject to two 1% net smelter returns royalties. During a prior year the Property was written down to a nominal amount.  This write down occurred prior to the Agreement with Canadian (as noted below).

On January 12, 2001, NNMI and the Company entered into an Agreement with Canadian under which Canadian may earn up to an 80% interest in the Property.  Canadian has been vested with a 70% interest in the Property to date.  Under this Agreement, Canadian will earn a further 10% interest in the Property by producing a BFS on the Property which is acceptable by a financing bank or financing entity for the purpose of putting the Property into commercial production on a non-recourse basis.  After Canadian has earned its 80% interest, the companies will enter into a joint venture.

The Company's joint venture interest will be subject to dilution for non contribution to subsequent ongoing exploration and development expenses incurred after the banker’s acceptance of the BFS for a financing commitment and, if reduced to a 10% joint venture interest, will be automatically converted to a 1% net smelter returns royalty, which Canadian may purchase for $1,500,000.

In June 2007, Canadian published the highlights of a purported BFS and on June 29, 2007 published a Technical Report relating to this BFS indicating that it was proceeding with permitting applications, and an environmental and social impact analysis. The purported BFS proposes that the Property be put into production and mined in conjunction with a deposit owned by Canadian. Canadian has also announced that the purported BFS will be “updated” to include production from the Mequillon deposit on the Property. After Canadian has earned its 80% interest, the companies will enter into a joint venture to own, operate and further explore and develop the Property. Canadian is in the process of initiating the development of the Property as a Ni-Cu-PGE mining and milling operation. To date Canadian has not obtained permits required for mining.

6.    Capital Stock
After giving effect to the transactions as described in Note 1, the Capital Stock of the Company is comprised of 92,688,976 common shares.

a)	2,689,000 common shares represent the common shares of Byron outstanding, prior to the transactions detailed below:

i)	On August 22, 2007, 14,131,638 Byron common shares were issued to NNMI for consideration of $1,000.
ii)
On August 22, 2007, 75,868,339 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years were issued to NNMI in exchange for all the outstanding shares and share purchase warrants of Mines and 5,000,000 share purchase warrants of NNMI exercisable at $0.75 per share for five years.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
February 29, 2008 and February 28, 2007

7.    Warrants
The number, exercise price and expiry date of the common share purchase warrants outstanding as at February 29, 2008, are as follows:

Warrants	Exercise Price	Expiry Date
10,000,000	$0.75	August 31, 2012

8.    Stock Options and Stock-Based Compensation

The Company has a Stock Option Plan under which it is authorized to grant options to purchase up to 10% of the outstanding common shares of the Company to directors, senior officers, employees and/or consultants of the Company. Options are generally for a term of up to five years from the date granted and vest immediately.

The following table reflects the continuity of options outstanding:

	Options		Weighted Average Exercise Price
	2008	2007	2008	2007
Options granted	9,000,000	-	$0.60	$-
Outstanding, end of period	9,000,000	-	$0.60	$-

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at February 29, 2008 are as follows:

		Options Outstanding		Number Exercisable
Exercise Price		Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$ 0.60	a)	8,600,000	$ 0.60	4.59	8,600,000	$ 0.60
$ 0.60	b)	400,000	$ 0.60	0.59	400,000	$ 0.60
		9,000,000	$ 0.60	4.35	9,000,000	$ 0.60

a)
On October 3, 2007, 6,200,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company. On October 18, 2007, 2,400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company.

b)	On October 3, 2007, 400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2008, were granted to certain consultants of the Company.

9.    Related Party Transactions
The Company paid $25,013 in consulting fees to current officers of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
February 29, 2008 and February 28, 2007

10.    Legal Actions and Contingencies
a)
The Company’s wholly owned subsidiary, UMEI, is a plaintiff in two actions, commenced against various parties, which are pending. The action in Ontario is for breach of contract and relates to the study of a rock sample collection gathered on UMEI's Property.  In the course of this action, UMEI learned that defendants had formed a collaboration with others who obtained samples from the Property by trespass. UMEI is currently seeking to have these others joined as co-defendants in the action as well as a third party who trespassed. The action in Quebec is against parties who UMEI alleges, trespassed onto UMEI's property in 1998, wrote a false and misleading Assessment Report, produced a falsified version of a geologist Report during the 2002 arbitration proceeding with Canadian and against parties who are alleged to have given false testimony at the 2002 arbitration.

b)
UMEI and certain past and present officers and directors have been named in a Quebec legal action filed by Canadian and two directors of Canadian. Damages in the amount of $1,550,000 and reimbursement of fees, disbursements and taxes in the amount of $741,933 for multiplicity of proceedings instituted against them by the Company are sought, as well as other relief.  UMEI intends to defend itself and its directors in this action. No liability has been recorded in the consolidated financial statements. Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

c)
UMEI is named in a Quebec legal action whereby 582556 Alberta Inc. ("582556") seeks the cancellation of the conveyance by which it transferred its 1% net smelter returns royalty in the Ungava Property to Canadian.  The conveyance occurred at the same time that an 80% interest in the Property was optioned to Canadian.  No damages are, however, claimed against UMEI.

d)	In September 2007 Canadian made a demand that it be vested in a further 10% interest in the Property and demanded arbitration. That demand is being resisted. An arbitration process has commenced.

UNGAVA MINES INC.
 (An Exploration Stage Company)
MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
for the three months ended February 29, 2008

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Ungava Mines Inc. (“Ungava” or the “Company”) for the three months ended February 29, 2008, which have been prepared on the basis of information available up to April 7, 2008. Management’s Discussion  and Analysis should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes for the three months ended February 29, 2008 and with the audited consolidated financial statements of the Company for the fiscal years ended November 30, 2008 and 2007, and related notes thereto. The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All monetary amounts are reported in Canadian dollars unless otherwise noted.

Cautionary Note Regarding Forward-Looking Statements

The information in this report includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“1934 Act”) and applicable Canadian Securities legislation, and is subject to the safe harbor created by those sections. Factors that could cause results to differ materially from those projected include, but are not limited to, results of current exploration activities, the market price of precious and base metals, the availability of joint venture partners or sources of financing, and other risk factors detailed in “Risk Factors Related to Our Business” in Management’s Discussion and Analysis for the year ended November 30, 2007 available on the SEC’s EDGAR system at www.sec.gov.

1.1 The effective date for this report is April 7, 2008.

1.2 Overview of Operations
Pursuant to an Agreement dated January 20, 1995, the Company acquired, through its subsidiary Ungava Mineral Exploration Inc. (“UMEI”), a 100% working interest, subject to two 1% net smelter returns royalties, in mineral rights to approximately 150 square kilometers of land located in the Ungava area of Ruperts Land, Quebec (the "Property”).

On January 12, 2001, the Company entered into an Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Property.  Canadian has been vested with a 70% interest in the Property.  Under this Agreement, Canadian will earn a further 10% interest by producing a Bankable Feasibility Study (“BFS”) on the Property which is acceptable by a financing bank or financing entity for the purpose of putting the Property into commercial production on a non-recourse basis.  After Canadian has earned its 80% interest, the companies will enter into a joint venture.  The Company's joint venture interest will be subject to dilution for non contribution to subsequent ongoing exploration and development expenses incurred after  the banker’s acceptance of the BFS for a financing commitment and, if reduced to a 10% joint venture interest, will be automatically converted to a 1% net smelter returns royalty, which Canadian may purchase for $1,500,000.

In June 2007, Canadian published the highlights of a purported BFS and on June 29, 2007 published a Technical Report relating to this purported BFS indicating that it was proceeding with permitting applications and an environmental and social impact analysis. The purported BFS proposes that the Property be put into production and mined in conjunction with a deposit owned by Canadian. Canadian has also announced that the purported BFS will be “updated” to include production from the Mequillon deposit on the Property. Canadian has initiated the development of the Property as a Ni-Cu-PGE mining and milling operation. To date Canadian has not obtained permits required for mining.

On February 4th, 2008 Canadian announced the completion of a Preliminary Economic Assessment (“PEA”) for the Mequillon deposit on the Property. The author of this study, P&E Mining Consultants Inc., concluded that this deposit could be developed as a viable mining project and the deposit has the potential to extend the mine life of the Property by an additional 9 years beyond the original plan to mine the Mesamax, Expo and Ivakkak deposits, as proposed in the Company’s purported BFS.

Canadian planned to release the first resource estimate by the end of March 2008 on the recently discovered Allammaq deposit which is located on the Property. This first resource estimate, when published, will upgrade the economic viability for placing the Property into commercial production.

In March 2008 Canadian announced that it has raised $137 million in the form of convertible senior unsecured debentures to be used in connection with the development of the Property.

Canadian has indicated that it intends the updated BFS when issued, to propose the building of a mine which will have initial capacity of approximately 4,500 TPD rather than 3,500 TPD as was proposed in the purported BFS of June 2007.

The Company has not earned any revenues to date from operations and is considered to be in the exploration stage.

1.3 Corporate Organization
a)
The Company was incorporated in February 2007 as a wholly owned subsidiary of Nearctic Nickel Mines Inc. (“NNMI”). In March 2007, NNMI transferred its wholly-owned Quebec subsidiary, Ungava Mineral Exploration Inc. (“UMEI”), to the Company on a tax-free rollover basis. UMEI owns the interest in the mineral resource property described in Note 5. As part of the consideration, the Company agreed to pay $500,000 to NNMI and assume all future costs of the litigation related to the mineral property. It was also agreed that NNMI has a half interest in any amounts recovered in certain pending litigation in Ontario.

b)
On August 22, 2007, through a series of transactions, NNMI acquired control of Byron Americor Inc. (“Byron”), an Ontario company whose common shares trade on the NASDAQ OTC BB market (UGVMF). In one transaction NNMI acquired 14,131,638 Byron common shares for consideration of $1,000. In another transaction, NNMI transferred to Byron all the outstanding shares and share purchase warrants of the Company and 5,000,000 NNMI share purchase warrants exercisable at $0.75 per share for five years, in exchange for 75,868,362 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years. After the transaction, 92,688,976 common shares of Byron were outstanding of which 90,000,000 were held by NNMI. Byron had been a shell company with nominal assets and limited liabilities.

c)	By Articles of Amalgamation, effective September 21, 2007, Byron and the Company amalgamated and continues under the name Ungava Mines Inc.

d)	On January 24, 2008, the directors of the Company appointed Mr. Glen Erikson, the founder of NNMI, as President of the Company. Dr. Allan Miller continues as its Vice-President.

1.4 Legal Actions and Contingencies
 The Company continues in its legal actions which are outlined below:
a)
The Company’s wholly owned subsidiary, UMEI, is a plaintiff in two actions, commenced against various parties, which are pending. The action in Ontario is for breach of contract and relates to the study of a rock sample collection gathered on the UMEI’s Property.  In the course of this action, the Company learned that defendants formed a collaboration with others who obtained samples from the Property by trespass. UMEI is currently seeking to have these others joined as co-defendants in the action as well as a third party which trespassed. The action in Quebec is against parties who UMEI alleges, trespassed in 1998 onto UMEI Property, wrote a false and misleading Assessment Report, produced a falsified version of a geologist Report during the 2002 arbitration proceeding with Canadian and against parties who are alleged to have given false testimony at the 2002 arbitration.

b)
UMEI and certain past and present officers and directors have been named in a Quebec legal action filed by Canadian and two directors of Canadian. Damages in the amount of $1,550,000 and reimbursement of fees, disbursements and taxes in the amount of $741,933 for multiplicity of proceedings instituted against them by the Company are sought, as well as other relief.  UMEI intends to defend itself and its directors in this action.

c)
UMEI is named in a Quebec legal action whereby 582556 Alberta Inc. ("582556") seeks the cancellation of the conveyance by which it transferred its 1% net smelter returns royalty in the Property to Canadian.  The conveyance occurred at the same time that the Company optioned an 80% interest in the Property to Canadian.  No damages are, however, claimed against UMEI.

b)	In September, 2007 Canadian made a demand that it be vested in a further 10% interest in the Property and demanded arbitration. That demand is being resisted. An arbitration process has commenced.

1.5 Selected Financial Information

	Three Months Ended
	February 29, 2008	February 28, 2007
Net loss for the period	$(322,410)	$-
Basic and fully diluted loss per share	$(0.01)	$-
Total assets	$445,782	$1
Shareholders’ equity	$(1,655,882)	$(1,324,833)
Cash flow from operating activities	$(479,780)	$-
Cash flow from investing activities	$475,000	$-
Decrease in cash in period	$(4,780)	$-
Financial Condition

Assets Current assets	February 29, 2008	February 28, 2007

Cash	$2,684	$-
Temporary investments	252,467	-
Other receivables	87,630	-
Loans receivable	88,000	-
Prepaid expenses	15,000	-
Total current assets	445,781	-
Mining resource property	1	1
Total assets	$445,782	$1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$216,660	$-
Due to related company	1,885,004	1,324,834
Total current liabilities	2,101,664	1,324,834

Shareholder’s equity
Issued and outstanding
28,263,276 (2006 – 25,596,610) common shares	2,338,119	1,520,734
Additional paid-in capital	1,257,196	-
Deficit accumulated during exploration stage	(5,251,197)	(2,845,567)
Total shareholders’ equity	(1,655,882)	(1,324,833)
Total liabilities and shareholders’ equity	$445,782	$1

1.6 Results of Operations
Revenues
Canadian has produced a purported Bankable Feasibility Study and has, through various press releases, indicated its intention to proceed with the development of the Property. Until Canadian completes the development of the Property, it is not anticipated that the Company will have any material revenue. No revenues (other than interest earned of $2,412) have been reported for the three month period ended February 29, 2008.

Expenses
Analysis of Expenses
	Three Months Ended	% of	Three Months Ended	%
	February 29, 2008	Total	February 28, 2007	Change

Professional fees	$210,114	65%	$-	100%
Office and general	41,310	13%	-	100%
Travel and entertainment	28,743	9%	-	100%
Consulting and management fees – related party	25,013	8%	-	100%
Consulting and management fees	14,662	4%	-	100%
Public company expenses	4,980	1%	-	100%
	$324,822	100%	$-

During the three month period ended February 29, 2008, expenses were $324,822. The major categories of expense are detailed as follows:

Professional fees
During the period, the Company incurred legal fees in connection with the matters which are detailed in 1.4 above. Legal fees were also incurred in connection with the Byron acquisition and the amalgamation of Byron and Mines. (See 1.4 above.)

Consulting and management fees
Consulting and management fees represent amounts paid for corporate management services.

Office and general expenses
Includes expenses incurred for stationary, entertainment and office supplies.

1.7 Summary of Quarterly Results
	QTR	QTR	QTR	QTR	QTR	QTR	QTR	QTR
	1	4	3	2	1	4	3	2
	2008	2007	2007	2007	2007	2006	2006	2006
Net Loss	$(322,410)	$(1,615,167)	$(290,532)	$(177,521)	$-	$-	$-	$-
Loss per share basic and fully diluted	$(0.01)	$(0.02)	$(0.03)	$(0.01)	$-	$-	$-	$-

1.8 Liquidity
The Company, being an exploration stage company, has no revenues or any anticipated revenues in the near future and therefore relies on the issuance of equity or other financing mechanisms to generate the funds required to further develop its projects and cover its operating costs.

1.9  Stock-Options
The Company has a Stock Option Plan under which it is authorized to grant options to purchase up to 10 percent of the outstanding common shares of the Company to directors, senior officers, employees and/or consultants of the Company.

The following table reflects the continuity of options outstanding:

	Options		Weighted Average Exercise Price
	2008	2007	2008	2007
Options granted	9,000,000	-	$0.60	$-
Outstanding, end of year	9,000,000	-	$0.60	$-

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at February 29, 2008 are as follows:

			Options Outstanding		Number Exercisable
Exercise Price			Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.60	a	)	8,600,000	$0.60	4.59	8,600,000	$0.60
$0.60	b	)	400,000	$0.60	0.59	400,000	$0.60
			9,000,000	$0.60	4.35	9,000,000	$0.60

a)	On October 3, 2007, 6,200,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company.

b)	On October 18, 2007 2,400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to certain consultants of the Company.

c)	On October 3, 2007, 400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2008, were granted to certain consultants of the Company.

1.10 Off-Balance Sheet arrangements
There are no off-balance sheet arrangements as at February 29, 2008.

1.11 Related Party Transactions
During the period, the Company paid $25,013 in consulting fees to current officers of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

1.11 Critical Accounting Estimates
Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its mineral property as well as the value of stock based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data of publicly traded companies of the same industry and size to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model had its limitations. While these estimates have an impact on the stock based compensation and hence results of operations, there is no impact on the Company’s financial condition. The Company’s recorded value of its mineral property is based on historical costs that expect to be recovered in the future. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, as well as environmental risk.

1.12 Changes in Accounting Policies
The Company has not changed its accounting policies during the period ended February 29, 2008.

1.13 Financial Instruments
The Company has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. The Company’s financial instruments consist of cash, temporary investments, GST receivable and trade payables. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant risk arising from the financial instruments. The fair value of these financial instruments approximates their fair value because of the short-term maturities of these items.

1.14 Disclosure of Outstanding Share Data
The following is for disclosure of information relating to the outstanding securities of the Company as at February 29, 2008.
Common shares issued and outstanding
	Shares	Amount
Balance February 29, 2008	92,688,976	$2,338,119

1.15 Risks
The Company’s business is subject to a variety of risks and uncertainties. The exploration and development of mineral properties entails significant financial risk. Significant expenditures are required to assess a property and its mineralization.

1.16 Disclosure Control and Procedures
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for certifying certain matters relating to the Company’s disclosure controls and procedures that have been established to provide reasonable assurance that material information used internally and disclosed externally is reliable and timely. The Chief Executive Officer and the Chief Financial Officer have designed and evaluated the Company’s disclosure controls and procedures and have concluded that the disclosure controls and procedures provide these assurances.

1.17 Internal Control over Financial Reporting
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for certifying that appropriate internal controls over financial reporting have been designed which provide reasonable assurance of the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Chief Executive Officer and the Chief Financial Officer have evaluated the design of the Company’s internal controls over financial reporting as of the end of the period covered by the annual filings and have concluded that the design is sufficient to provide such reasonable assurance.

1.18 Price Volatility
Any future earnings will be directly related to the price of precious and base metals. Such prices have fluctuated over time and are affected by numerous factors beyond the control of the Company.

1.19 Environment
Operations, development and exploration projects could potentially be affected by environmental laws and regulations. The environmental standards continue to change and the trend is to a longer, more complex process. Although the Company continuously reviews environmental matters and undertakes to comply with changes as expeditiously as possible, there is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s financial condition, liquidity and results of operation. While certain environmental issues have been assessed and strategies based on best practices adopted, there can be no assurance that unforeseen events will not occur which could have a material adverse effect on the viability of the Company’s business and affairs.

1.20 Government Regulations
The Company’s operations are subject to significant regulation and laws which control not only the exploration and mining of mineral properties but also the possible effects of such activities upon the environment. Changes in current legislation or future legislation could result in additional expenses, restrictions and delays.

1.21 Key Personnel
The Company’s future success is dependent in large part upon the continued services of certain key personnel. Failure to retain such personnel or failure to attract qualified management in the future, could adversely affect the Company’s ability to manage its operations.

Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Ungava Mines Inc. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.